

June 13, 2012

<u>Via E-mail</u>
Bruce D. Davis, Jr.
Executive Vice President and General Counsel
Penn Virginia Resource GP, LLC
Five Radnor Corporate Center
100 Matsonford Road, Suite 500
Radnor, PA 19087

> **Re: Penn Virginia Resource Partners, L.P.**
> **Registration Statement on Form S-3**
> **Filed May 31, 2012**
> **File No. 333-181807**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 24, 2012**
> **Form 8-K filed May 7, 2012**
> **File No. 1-16735**

Dear Mr. Davis:

We have limited our review of your registration statement to those issues we have addressed in our comments below on your periodic filings. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K</u>

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

Management's Discussion and Analysis, page 44

Natural Gas Midstream Segment, page 51

1.   We note that you include non-GAAP measures of gross margin and gross margin, adjusted for the cash impact of derivatives, in your tables and adjoining narratives on pages 51 and 53 without proper regard for the requirements of Item 10(e) of Regulation S-K. In order to comply with GAAP, measures of gross margin must reflect all costs of sales, including applicable portions of DD&A. Please revise your disclosure to address the following points.

   ● Add the GAAP measure of gross margin to your tables and comparable discussion and analysis of this measure adjacent to your non-GAAP information to comply with Item 10(e)(1)(i)(A).

   ● State the reasons you believe the non-GAAP measures are useful and explain their purpose to comply with Item 10(e)(1)(i)(C) and (D).

   ● Modify your labels to distinguish your non-GAAP measures from measures of gross margin that comply with GAAP. For example, you may use "Non-GAAP gross margin" or "Adjusted Gross Margin" and "Non-GAAP gross margin adjusted for the cash impact of derivatives" or "Adjusted gross margin further adjusted for the cash impact of derivatives" to comply with Item 10(e)(1)(ii)(E).

   ● Add a reconciliation of your non-GAAP measure to the GAAP measure of gross margin to comply with Item 10(e)(1)(i)(B).

Liquidity and Capital Resources, page 55

Certain Non-GAAP Financial Measures, page 56

2.   Given that you present the non-GAAP measure of "Distributable cash flow" on page 57 and state "Distributable cash flow is a significant liquidity metric which is an indicator of our ability to generate cash flows at a level that can sustain or support the quarterly cash distributions,' tell us why you reconcile this measure to net income rather than cash flow from operations as may be necessary to comply with Item 10(e)(1)(i)(B) of Regulation S-K. Also explain why you did not consider it meaningful to address the trends or relationship between this metric and your distributions in your discussion and analysis.

Form 8-K filed May 7, 2012

Exhibit 99.3

Pro Forma Financial Statements

Introduction, page 2

3.   We understand that you issued common units, Class B units and Special units to
        complete your acquisition. You indicate that holders of the Class B units will receive
        dividends in the form of additional units or cash, and that holders of the Special units will
        be entitled to receive quarterly distributions after six quarters have elapsed. We note that
        you have disclosed information about distributable cash flow in your annual report in an
        effort to allow investors better insight into your ability to routinely pay quarterly
        distributions. Therefore, we believe that you should include a pro forma discussion and
        analysis, with a tabular presentation, to show how the acquisition would have impacted
        your ability to make distributions in the past, taking into account distributions that would
        have been required for the additional common and Class B units, showing both the cash
        and additional unit scenarios; also including separate quantification showing how your
        ability would have been impacted for the additional common, Class B and Special units
        combined, notwithstanding the delayed entitlement.

Exhibit 99.4

Financial Statements – Chief Gathering LLC, page 9

Note C – Property and Equipment, page 16

4.   Expand your disclosure to include a description of long-lived assets, and an explanation
        for the property expenditures shown in the statements of cash flows for each period. You
        should identify the particular assets, constructed or acquired, and describe the status of
        these assets, including construction in progress, locations and capacities, and the expected
        timeframe for completion.

Note H – Affiliate Payable, page 17

5.   Tell us why you believe the affiliate payable activity is properly reported in the
        reconciliation for operating cash flows in the statements of cash flows on pages 5 and 13.
        This should be a detailed explanation covering the circumstances under which funding
        was received and repaid, including quantification according to the category of costs, and
        the reasons for the fluctuations in each period.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Cannarella at (202) 551-3337 or Karl Hiller at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Angela Ryu at (202) 551-3939 or Caroline Kim at (202) 551-3878 with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Adorys Velazquez
        Vinson & Elkins L.L.P.